Exhibit (a)(5)(c)

March 5, 2010

Dear [Public Official],

I am writing to share some news you may find of interest. On March 2, 2010, Astellas, a global pharmaceutical company with North American headquarters in Deerfield, Illinois, began a tender offer to acquire OSI Pharmaceuticals of Melville, New York. We are writing to you because we understand that OSI is an important partner for you in your community.

This letter explains a little about us. First, we have a large and growing business in the United States where we employ over 1,900 people in offices located in Illinois, California, Oklahoma and North Carolina. Long established in the U.S., last year our North American sales exceeded $1.9 billion. I want to assure you that we fully expect to integrate the strengths of OSI’s business and employees into our company as we have in the past with similar strategic acquisitions.

A further word about us: Astellas was formed in April 2005 through the merger of Japan’s third and fifth largest pharmaceutical companies – Yamanouchi, founded in 1923, and Fujisawa, founded in 1894. In one form or another, we have had a presence in the U.S. since 1977. Headquartered in Japan, Astellas is a global pharmaceutical company focused on five key therapeutic R&D categories: urology, immunology and infectious diseases, oncology, neuroscience, and DM complications and metabolic diseases. Globally, we market a number of leading drugs, including Vesicare®, Harnal® (known as Flomax® in the U.S.) and Prograf®. Our stock is listed on the Tokyo and Osaka Stock Exchanges and we have operations in over 40 countries across the Americas, Europe and Asia. Astellas’ core goal is improving the health of people around the world through the provision of innovative and reliable pharmaceutical products.

Astellas has a very strong heritage of participating in our communities as a responsible corporate citizen. We particularly promote activity that creates or contributes to a dialogue with local communities. Some of our recent campaigns include the creation of Science WoRx, a local mentoring program and online resource network for science teachers. You can check the website out here: http://www.scienceworx.org/.

We are also particularly proud of our association with the National Science Teachers Association. We believe this partnership will help the company increase student learning by engaging all teachers of science.

In addition to our commitment to enriching the communities in which we operate, Astellas supports research and education. We believe that the dissemination of educational and scientific information can benefit doctors, patients, and the healthcare community, leading to engaging dialogue and informed decisions.

The acquisition of OSI – a biotechnology company primarily focused on the discovery, development and commercialization of molecular targeted therapies addressing medical needs in oncology, diabetes and obesity – would support Astellas’ growth strategy of becoming a Global Category Leader in oncology. OSI manufactures and sells Tarceva (erlotinib), a leading cancer medication and has several prospective new oncology medications in its R&D pipeline. The transaction would provide Astellas with an established oncology business in the U.S. and an expanded product portfolio and pipeline. OSI would also augment Astellas’ strong existing franchises in urology and immunology.

Astellas’ scale and financial strength will help OSI realize the value of its current product pipeline, as well as continue the necessary funding of its discovery engine. Adding Astellas’ strong business operations and experience in the development and sales of new products will enable the combined company to accelerate their development and ensure their successful commercialization.

We will keep you up to date on our progress as and when we can. We also have a deal website, www.oncologyleader.com, where there are further details on the transaction.

Yours sincerely,

/s/ Seigo Kashii
Seigo Kashii
President and CEO
Astellas Pharma US, Inc.

Important Additional Information

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI Pharmaceuticals (“OSI”) common stock. The tender offer (the “Tender Offer”) is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Astellas Pharma Inc., Astellas US Holding, Inc. and Ruby Acquisition, Inc. (collectively, “Astellas”) with the Securities and Exchange Commission (“SEC”). These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders may obtain a free copy of these materials and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related Tender Offer materials may also be obtained for free by contacting the information agent for the Tender Offer, Georgeson Inc., at (212) 440-9800 for banks and brokers and at (800) 213-0473 for persons other than banks and brokers.

In connection with Astellas’ proposal to nominate directors at OSI’s annual meeting of stockholders, Astellas may file a proxy statement with the SEC. Investors and security holders of OSI are urged to read the proxy statement and other documents related to the solicitation of proxies filed with the SEC carefully in their entirety when they become available because they will contain important information. Stockholders of OSI and other interested parties may obtain, free of charge, copies of the proxy statement (when available), and any other documents filed by Astellas with the SEC in connection with the proxy solicitation, at the SEC’s website as described above. The proxy statement (when available) and these other documents may also be obtained free of charge by contacting Georgeson Inc. at the numbers listed above.

Astellas and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding these directors and executive officers is available in the Schedule TO that was filed March 2, 2010, and other documents filed by Astellas with the SEC as described above. Further information will be available in any proxy statement or other relevant materials filed with the SEC in connection with the solicitation of proxies when they become available.

No assurance can be given that the proposed transaction described herein will be consummated by Astellas, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Astellas will realize the anticipated benefits of the proposed transaction.

Statement on Cautionary Factors

Any statements made in this communication that are not statements of historical fact, including statements about Astellas’ beliefs and expectations and statements about Astellas’ proposed acquisition of OSI, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Astellas’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Astellas’ ability to successfully complete the tender offer for OSI’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Astellas’ tender offer to be satisfied.

Any information regarding OSI contained herein has been taken from, or is based upon, publicly available information. Although Astellas does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Astellas has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information.

Astellas does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

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